Issuer Free Writing Prospectus, dated March 21, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated March 21, 2023

Registration No. 333-270365

Brown-Forman Corporation

PRICING TERM SHEET

$650,000,000 4.750% Notes due 2033

Issuer:	Brown-Forman Corporation

Title of Securities:	4.750% Notes due 2033

Principal Amount:	$650,000,000

Trade Date: Settlement Date: Coupon:	March 21, 2023 T + 2 (March 23, 2023) 4.750%

Maturity Date:	April 15, 2033

Interest Payment Dates: Record Dates:	April 15 and October 15, commencing on October 15, 2023 April 1 and October 1

Public Offering Price: Yield to Maturity: Spread to Benchmark Treasury: Benchmark Treasury: Benchmark Treasury Price and Yield: Day Count Convention:	99.704% 4.787% T+120 bps 3.500% due February 15, 2033 99-09; 3.587% 30/360
Optional Redemption:

The Notes may be redeemed at the Issuer’s option prior to January 15, 2033 (the “Par Call Date”), in whole or in part, at a redemption price equal to the greater of:

(i) the discounted present value of the Notes being redeemed, assuming that the Notes matured on the Par Call Date, at the Treasury Rate plus 20 basis points, less interest accrued on the Notes to the date of redemption; and

(ii)  100% of the principal amount of the Notes being redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Notes may be redeemed in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	115637AU4 / US115637AU43

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings (Moody’s / S&P)*:	A1 / A-

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Barclays Capital Inc. Scotia Capital (USA) Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at (212) 834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.